

September 11, 2013

Via E-mail
O'Neil Nalavadi
Senior Vice President, Chief Financial Officer,
and Principal Accounting Officer
Innodata, Inc.
Three University Plaza
Hackensack, New Jersey

> **Re: Innodata, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 001-35774**

Dear Mr. Nalavadi:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resource, page 31

1.   We note from your financial statements that your gross accounts receivables were $14,925,000 and $22,314,000 as of December 31, 2012 and 2011, respectively, and your revenues were and $86,591,000 and $73,942,000 for the years ended December 31, 2012

and 2011, respectively. Please tell us how you determined the days' sales outstanding to be approximately 76 days and 74 days as of December 31, 2012 and 2011, respectively.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

2.   We note your presentation of comprehensive income does not begin with net income, does not have a separate line item for comprehensive income attributable to the non-controlling interests and does not include a subtotal for other comprehensive income. Please tell us your consideration for including these line items in your presentation of comprehensive income based on the guidance in ASU No. 2011-2.

Notes to Consolidated Financial Statements

Note 3 – Income taxes, pages F-11 – F-14

3.   We note from your disclosure that you have not recognized a valuation allowance against the deferred tax assets associated with the U.S. component's net operating losses. We also note that the U.S. component has incurred pre-tax losses for the years ended December 31, 2012, 2011, and 2010. Please tell us the factors that led you to conclude that it is more likely than not that you will be able to generate enough taxable income to utilize the respective net operating losses and that a valuation allowance was not necessary. In your response please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. Refer to paragraphs 16 through 23 of ASC 740-10-30.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to Condensed Consolidated Financial Statements

Note 5 – Comprehensive Income (loss), page 12

4.   Please tell us your consideration for the disclosure requirement to identify, for each significant reclassification amount, each line item affected by the reclassification on the statement where net income is presented. Refer to ASC 220-10-45-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

O'Neil Nalavadi
Innodata, Inc.
September 11, 2013
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief